InterCare DX, Inc.

20280 South Vermont Avenue Suite 215

Torrance California 90502

June 8, 2023

Austin Pattan, Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	InterCare DX, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed June 1, 2023
File No. 024-11567

Dear Mr. Pattan:

Kindly be advised that InterCare DX, Inc. (the "Company") requests that its Regulation A offering, as amended, be qualified on Monday, June 12, 2023, at 4:00 pm Eastern time, or as soon thereafter as is practicable.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Anthony C. Dike
Anthony C. Dike, MD
Chief Executive Officer